SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ALUMIFUEL POWER CORP.
(Name of Issuer)

Common Stock, Par Value $0.001
 (Title of Class of Securities)

022201206
 (CUSIP Number)

Chip Rice
8700 Blackoaks Lane North
Maple Grove, MN 55311
                                  (612)-889-4671
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                December 19, 2013
 (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6 Pages)

(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise subject to the  liabilities of that section of the Act but shall be subject  to all other provisions of the Act  (however,  see the Notes).

CUSIP No. 022201206	Schedule 13D	Page 2 of 6 Pages

_____________________________________________________________________________________________
1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Carebourn Capital, L.P.   EIN# 26-4658563 (1)____________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [   ]
(b)           [X]
_____________________________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________________________
4    SOURCE OF FUNDS*

__WC________________________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
_____________________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

   Minnesota___________________________________________________________________________________
                                          7    SOLE VOTING POWER
NUMBER OF
SHARES                                           ___47,000,000(2)______________________________________________________
BENEFICIALLY                                8    SHARED VOTING POWER
OWNED BY
EACH                                               ___________________________________________________________________
REPORTING                                      9    SOLE DISPOSITIVE POWER
PERSON WITH
                                      ___47,000,000(2)_______________________________________________________
                                                  10   SHARED DISPOSITIVE POWER

________________________ ___________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

____47,000,000(2)_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [_]
_____________________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%_________________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

__PN________________________________________________________________________________________

(1) Chip Rice is the sole partner and owner of Carebourn Capital, L.P.

(2) Carebourn Capital, L.P. beneficially owns 47,000,000 shares of common stock of AlumiFuel Power Corp., par value $0.001, representing approximately 9.8% of the outstanding shares of Common Stock at the time of issuance.  On February 5, 2013, Carebourn Capital, L.P. entered into a private debt purchase transaction with a debt holder of AlumiFuel Power Corp.  The shares of Common Stock reported herein were issued pursuant to a conversion of such purchased debt, with the 47,000,000 shares being issued on December 19, 2013.

CUSIP No. 022201206	Schedule 13D	Page 3 of 6 Pages

_______________________________________________________________________________  _________
1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Chip Rice(1)_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [   ]
(b)           [X]
_____________________________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________________________
4    SOURCE OF FUNDS*

          AF______________________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
_____________________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
                                          7    SOLE VOTING POWER
NUMBER OF
SHARES                                           ___47,000,000(2)_________________________________________________________
BENEFICIALLY                                8    SHARED VOTING POWER
OWNED BY
EACH                                               ___0___________________________________________________________________
REPORTING                                      9    SOLE DISPOSITIVE POWER
PERSON WITH
                                      ___47,000,000(2)_________________________________________________________
                                                              10   SHARED DISPOSITIVE POWER

_____________________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

____47,000,000(2)_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [_]
_____________________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14   TYPE OF REPORTING PERSON*

__IN_________________________________________________________________________________________

(1) Chip Rice is the sole partner and owner of Carebourn Capital, L.P.

(2) Carebourn Capital, L.P. beneficially owns 47,000,000 shares of common stock of AlumiFuel Power Corp., par value $0.001, representing approximately 9.8% of the outstanding shares of Common Stock at the time of issuance.  On February 5, 2013, Carebourn Capital, L.P. entered into a private debt purchase transaction with a debt holder of AlumiFuel Power Corp.  The shares of Common Stock reported herein were issued pursuant to a conversion of such purchased debt, with the 47,000,000 shares being issued on December 19, 2013.

CUSIP No. 022201206	Schedule 13D	Page 4 of 6 Pages

Item 1.  Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of the Common Stock, $.001 par value (the "Common Stock"), of AlumiFuel Power Corp. (the "Issuer").  The address of the Issuer's principal executive office is 7315 East Peakview Avenue, Englewood, CO 80111.

Item 2.  Identity and Background.

     (a) This statement is being filed on behalf of Carebourn Capital, L.P., a Minnesota Partnership and its sole partner and owner Chip Rice (each of the foregoing, a “Reporting Person” and collectively, “Reporting Persons”).

     (b) The address of the principal business of the Reporting Persons is Carebourn Capital, L.P., 8700 Blackoaks Lane North, Maple Grove, MN 55311.

     (c) The principal business of Carebourn Capital, L.P. is that of making investments.  Chip Rice is the sole partner and owner of Carebourn Capital, L.P.

     (d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a        judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Carebourn Capital, L.P. is organized under the laws of Minnesota.  Chip Rice is a citizen of the
United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the shares of common stock being reported was $4,700.  All of the shares of common stock beneficially held by Carebourn Capital, L.P. were paid for with working capital of Carebourn Capital, L.P.  Carebourn Capital, L.P. acquired the shares of Common Stock owned as of the date hereof pursuant to a private debt purchase transaction in February of 2013, and subsequent debt conversion in December of 2013.  The purchase documents are included as Exhibit 1 to this Schedule 13D.

Item 4.  Purpose of Transaction.

     (a) The Common Stock has been acquired by the Reporting Persons pursuant to a private debt purchase transaction for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting entity reserves the right to change their plan and intentions at any time as they deem appropriate.

     (b) – (j) None.

CUSIP No. 022201206	Schedule 13D	Page 5 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) Carebourn Capital, L.P. beneficially owns 47,000,000 Common Shares, which equates to 9.8% of the outstanding shares of the Issuer at the time of issuance on December 19, 2013.

     (b) Each of the Reporting Persons may be deemed to have sole voting power and dispositive power with respect to the 47,000,000 shares of Common Stock reported herein.

     (c) Carebourn Capital, L.P. has acquired and sold 97,000,000 shares of AlumiFuel Power Corp. common stock, par value $0.001 per share, in the previous 60 days, in addition to the 47,000,000 shares listed herein.  All shares were acquired through the conversion of debt owed to Carebourn Capital, L.P. by the issuer.  Carebourn Capital, L.P. has not purchased any additional shares of Common stock in the past sixty days other than as described herein as well as in Exhibit 2.

     (d) No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

     (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of AlumiFuel Power Corp.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Purchase Agreement and Notice of Conversion for Share Issuance.

CUSIP No. 022201206	Schedule 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2013

Carebourn Capital, L.P.

/s/ Chip Rice
Name: Chip Rice
Title: Sole Partner and Owner

CHIP RICE

/s/ Chip Rice____________
Name: Chip Rice

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).